UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.____)*

                     TTI Team Telecom International Ltd.
----------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
----------------------------------------------------------------------
                         (Title of Class Securities)

                                      #
                    ------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                                 Page 1 of 9


CUSIP NO.


                          13G PAGE 2   OF 9  PAGES
                                   --    --


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Dean Witter, Discover & Co.
         IRS No. 36-3145972

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
         Not Applicable                                                (b) / /

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


     NUMBER OF    5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY  6      SHARED VOTING POWER
      OWNED BY           125,000**
       EACH       7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON      8      SHARED DISPOSITIVE POWER
       WITH              125,000**

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	125,000**

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES* / /

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.06%**

12    TYPE OF REPORTING PERSON*
	  HC

                             **SEE NOTE ON PAGE 6*

CUSIP NO.
           ------------


                            13G PAGE 3 OF 9 PAGES
                                   ----   ----


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Dean Witter InterCapital Inc.
         IRS No. 13-3680016

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
         Not Applicable                                               (b) / /

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


     NUMBER OF    5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY  6      SHARED VOTING POWER
      OWNED BY           125,000**

       EACH       7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON      8      SHARED DISPOSITIVE POWER
       WITH              125,000**


9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          125,000**
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/ /
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.065%**
12     TYPE OF REPORTING PERSON*
	   IA

                             **SEE NOTE ON PAGE 6!

CUSIP NO.
            ------------

                           13G PAGE 4  OF 9 PAGES
                                    ---   ---


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Dean Witter Reynolds Inc.
         IRS No. 94-1671384

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
         Not Applicable                                               (b) / /

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


     NUMBER OF    5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY  6      SHARED VOTING POWER
      OWNED BY           125,000 **
       EACH       7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON      8      SHARED DISPOSITIVE POWER
       WITH              125,000 **

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          125,000 **

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*/ /

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                           15.06%**
12     TYPE OF REPORTING PERSON*
	   BD

                             **SEE NOTE ON PAGE 6!


                                 Schedule 13G

Issuer:  TTI Team International Ltd.

CUSIP NO.:

Item I.

  (a)     Name of Issuer:
          TTI Team Telecom International Ltd.

  (b)     Address of Issuer's Principal Executive Offices
          7 Hamifalim Street
          Kiryat Aryeh, Petach Tikva 49513, Israel

ITEM 2
  (a)     Name of Person Filing
          (1) Dean Witter, Discover & Co.
          (2) Dean Witter InterCapital Inc.
          (3) Dean Witter Reynolds Inc.

  (b)     Address of Principal Business Office or, if none, Residence
          (1) Two World Trade Center, New York, NY   10048
          (2) Two World Trade Center, New York, NY   10048
          (3) Two World Trade Center, New York, NY   10048

  (c)     Citizenship
          (1) Delaware
          (2) Delaware
          (3) Delaware

  (d)     Title of Class of Securities
          Common Stock, Class A

  (e)     CUSIP Number

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

  (a)     / /Broker or Dealer registered under Section 15 of the Act
  (b)     / /Bank as defined in section 3(a)(6) of the Act
  (c)     / /Insurance Company as defined in section 3(a)(19) of the Act
  (d)     / /Investment Company registered under section 8 of the Investment
             Company Act
  (e)     / /Investment  Adviser  registered  under section 203  of the
             Investment Advisors Act of 1940
  (f)     / /Employee  Benefit Plan,  Pension Fund  which is  subject to  the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section240.13d-1(b)(1)(ii)(F)
  (g)    /x/Parent  Holding  Company,  in  accordance  with  Section240.13d-
             1(b)(1)(ii)(G)
  (h)     / /Group, in accordance with Section240.13d-1(b)(1)(ii)(H)

                              Page 5 of 9 Pages


ITEM 4. OWNERSHIP

  (a)     Amount Beneficially Owned
          125,000 **
          ----------

  (b)     Percent of Class
          15.06% **
          ---------

  (c)     Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote ___________

         (ii) shared power to vote or to direct the vote 125,000 **
                                                         -------

        (iii) sole power to dispose or to direct the disposition of _________


         (iv) shared power to dispose or to direct the disposition of 125,000**
                                                                      -------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     	Dean Witter InterCapital Inc. ("DWI") is a registered
	Investment Adviser

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM IX. NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

-----------------------------------------
** DWI is the Investment Adviser for Dean Witter Information Fund deemed to have beneficial ownership of the shares reported herein. DWI, Dean Witter Reynolds Inc. and Dean Witter, Discover & Co. disclaim beneficial ownership of the shares reported herein.

                              Page 6 of 9 Pages



ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               January 16, 1997
               ------------------------
               (Date)

                /s/ Barry Fink
               ------------------------
               (Signature)

               ------------------------
               Barry Fink, First Vice President
               and Assistant Secretary
               Dean Witter InterCapital Inc. on behalf of:

                    Dean Witter, Discover & Co.
                    Dean Witter InterCapital Inc.
                    Dean Witter Reynolds Inc.

                              Page 7 of 9 Pages

                              INDEX TO EXHIBITS
                              -----------------

Exhibit A                Joint Filing Agreement dated February 11, 1994

                              Page 8 of 9 Pages


                            JOINT FILING AGREEMENT

     As permitted by Rule 13d-1(f) under the Securities and Exchange Act of 1934, Dean Witter Reynolds Inc., Dean Witter InterCapital Inc., and Dean Witter, Discover & Co. (the "Companies") hereby agree to the joint filing of Statements on Schedule 13G, including amendments thereto ("Statements"), with respect to the equity securities of all issuers acquired by one or more of the Companies provided that each Company on whose behalf a Statement is filed remains at the time of filing individually eligible to use Schedule 13G with respect to the securities to be reported therein. Notwithstanding the fact that the Companies may make joint filings pursuant to this agreement, each shall remain individually responsible for the timely filing of Statements and for the completeness and accuracy of the information concerning such Company contained therein; provided, however, that such Company is not responsible for the completeness or accuracy of the information concerning the other Companies making the filing, unless such Company knows or has reason to believe that such information is inaccurate. Each statement filed pursuant to this agreement shall identify the Companies on whose behalf it is filed, shall contain the information required by Schedule 13G with regard to each such Company, and shall indicate that such Statement is filed on behalf of such Companies. This agreement shall be filed as an exhibit to each Statement filed in reliance thereon or, to the extent permissible under applicable rules, incorporated by reference as part of said Statement.

     The Companies represent that, although Dean Witter Reynolds Inc. and Dean Witter InterCapital Inc. are under control of Dean Witter, Discover & Co., these Companies do not act in concert for the purpose of acquiring, holding, voting or disposing of the equity securities of issuers, and make all such determinations in accordance with their own respective best interests or the best interests of their clients, as the case may be. Accordingly, the Companies do not believe that they constitute a group within the meaning of Rule 13d-5(b)(1).

     Each of Dean Witter, Discover & Co., Dean Witter InterCapital Inc., and Dean Witter Reynolds Inc., hereby expressly declare that the filing of any Statement permitted hereby shall not be construed as an admission that any of said Companies is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by such Statement, unless otherwise expressly noted in such Statements.

     This agreement shall remain in full force and effect until one or more of the Companies notifies the other Companies that it no longer desires to make joint filings as permitted hereunder or until such time as the Companies agree to terminate this agreement.



     In  evidence thereof,  the undersigned,  being  duly authorized,  hereby
execute this agreement this 11th     day of February 1994.

                                   DEAN WITTER REYNOLDS INC.

                                   By:  /S/ MICHAEL T. GREGG
                                        -----------------------------------
                                        Michael T. Gregg
                                        Senior Vice President


                                   DEAN WITTER INTERCAPITAL INC.

                                   By:  /S/ SHELDON CURTIS
                                        -----------------------------------
                                        Sheldon Curtis
                                        Senior Vice President



                                   DEAN WITTER, DISCOVER & CO.

                                   By:  /S/ RONALD T. CARMAN
                                        -----------------------------------
                                        Ronald T. Carman
                                        Senior Vice President

                              Page 9 of 9 Pages